Mail Stop 3561

August 9, 2006

Don E. Marsh
Chairman and Chief Executive Officer
Marsh Supermarkets, Inc.
9800 Crosspoint Boulevard
Indianapolis, IN 46256-3350

> **Re:** **Marsh Supermarkets, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 4, 2006**
> **File No. 0-01532**

Dear Mr. Marsh:

We have completed our review of your proxy statement and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director